                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 2)

                            WOMEN.COM NETWORKS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    978149102
                                 (CUSIP Number)

                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                              STEVEN A. HOBBS, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000

             (Date of event which requires filing of this statement)

[ ]  Check box if the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

-------------------                                                                            ---------
CUSIP No. 978149102                                13D                                          Page 2
                                                                                                     -
===========================================================================================================
      1.        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                HEARST COMMUNICATIONS, INC.
-----------------------------------------------------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a)[ ]
                                                                                                    (b)[ ]
-----------------------------------------------------------------------------------------------------------
      3.        SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
      4.        SOURCES OF FUNDS



-----------------------------------------------------------------------------------------------------------
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)
                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
-----------------------------------------------------------------------------------------------------------
                                     7.     SOLE VOTING POWER

           NUMBER OF
             UNITS
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                  --------------------------------------------------------------------------
                                     8.      SHARED VOTING POWER

                                             21,670,459
                                  --------------------------------------------------------------------------
                                     9.      SOLE DISPOSITIVE POWER

                                  --------------------------------------------------------------------------
                                     10.     SHARED DISPOSITIVE POWER

                                             21,670,459
------------------------------------------------------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,670,459
------------------------------------------------------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES

                                                                                                       [ ]
------------------------------------------------------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46.0%
------------------------------------------------------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON
                CO
===========================================================================================================

-------------------                                                                            ---------
CUSIP No. 978149102                                13D                                          Page 3
                                                                                                     -
===========================================================================================================
      1.        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                HEARST MAGAZINES PROPERTY, INC.
-----------------------------------------------------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a)[ ]
                                                                                                    (b)[ ]
-----------------------------------------------------------------------------------------------------------
      3.        SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
      4.        SOURCES OF FUNDS



-----------------------------------------------------------------------------------------------------------
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)
                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                NEVADA
-----------------------------------------------------------------------------------------------------------
                                     7.     SOLE VOTING POWER

           NUMBER OF
             UNITS
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                  --------------------------------------------------------------------------
                                     8.      SHARED VOTING POWER

                                             21,670,459
                                  --------------------------------------------------------------------------
                                     9.      SOLE DISPOSITIVE POWER

                                  --------------------------------------------------------------------------
                                     10.     SHARED DISPOSITIVE POWER

                                             21,670,459
------------------------------------------------------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,670,459
------------------------------------------------------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                       [ ]
------------------------------------------------------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46.0%
------------------------------------------------------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON
                CO
===========================================================================================================

-------------------                                                                            ---------
CUSIP No. 978149102                                13D                                          Page 4
                                                                                                     -
===========================================================================================================
      1.        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                COMMUNICATIONS DATA SERVICES, INC.
-----------------------------------------------------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a)[ ]
                                                                                                    (b)[ ]
-----------------------------------------------------------------------------------------------------------
      3.        SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
      4.        SOURCES OF FUNDS



-----------------------------------------------------------------------------------------------------------
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)
                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                IOWA
-----------------------------------------------------------------------------------------------------------
                                     7.     SOLE VOTING POWER

           NUMBER OF
             UNITS
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                  --------------------------------------------------------------------------
                                     8.      SHARED VOTING POWER

                                             21,670,459
                                  --------------------------------------------------------------------------
                                     9.      SOLE DISPOSITIVE POWER

                                  --------------------------------------------------------------------------
                                     10.     SHARED DISPOSITIVE POWER

                                             21,670,459
------------------------------------------------------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,670,459
------------------------------------------------------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                       [ ]
------------------------------------------------------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46.0%
------------------------------------------------------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON
                CO
===========================================================================================================

-------------------                                                                            ---------
CUSIP No. 978149102                                13D                                          Page 5
                                                                                                     -
===========================================================================================================
      1.        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                HEARST HOLDINGS,INC.
-----------------------------------------------------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a)[ ]
                                                                                                    (b)[ ]
-----------------------------------------------------------------------------------------------------------
      3.        SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
      4.        SOURCES OF FUNDS



-----------------------------------------------------------------------------------------------------------
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)
                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
-----------------------------------------------------------------------------------------------------------
                                     7.     SOLE VOTING POWER

           NUMBER OF
             UNITS
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                  --------------------------------------------------------------------------
                                     8.      SHARED VOTING POWER

                                             21,670,459
                                  --------------------------------------------------------------------------
                                     9.      SOLE DISPOSITIVE POWER

                                  --------------------------------------------------------------------------
                                     10.     SHARED DISPOSITIVE POWER

                                             21,670,459
------------------------------------------------------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,670,459
------------------------------------------------------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                       [ ]
------------------------------------------------------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46.0%
------------------------------------------------------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON
                CO
===========================================================================================================

-------------------                                                                            ---------
CUSIP No. 978149102                                13D                                          Page 6
                                                                                                     -
===========================================================================================================
      1.        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                THE HEARST CORPORATION
-----------------------------------------------------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a)[ ]
                                                                                                    (b)[ ]
-----------------------------------------------------------------------------------------------------------
      3.        SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
      4.        SOURCES OF FUNDS



-----------------------------------------------------------------------------------------------------------
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)
                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
-----------------------------------------------------------------------------------------------------------
                                     7.     SOLE VOTING POWER

           NUMBER OF
             UNITS
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                  --------------------------------------------------------------------------
                                     8.      SHARED VOTING POWER

                                             21,670,459
                                  --------------------------------------------------------------------------
                                     9.      SOLE DISPOSITIVE POWER

                                  --------------------------------------------------------------------------
                                     10.     SHARED DISPOSITIVE POWER

                                             21,670,459
------------------------------------------------------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,670,459
------------------------------------------------------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                       [ ]
------------------------------------------------------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46.0%
------------------------------------------------------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON
                CO
===========================================================================================================

-------------------                                                                            ---------
CUSIP No. 978149102                                13D                                          Page 7
                                                                                                     -
===========================================================================================================
      1.        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                THE HEARST FAMILY TRUST
-----------------------------------------------------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a)[ ]
                                                                                                    (b)[ ]
-----------------------------------------------------------------------------------------------------------
      3.        SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
      4.        SOURCES OF FUNDS



-----------------------------------------------------------------------------------------------------------
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)
                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                CALIFORNIA
-----------------------------------------------------------------------------------------------------------
                                     7.     SOLE VOTING POWER

           NUMBER OF
             UNITS
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
          PERSON WITH
                                  --------------------------------------------------------------------------
                                     8.      SHARED VOTING POWER

                                             21,670,459
                                  --------------------------------------------------------------------------
                                     9.      SOLE DISPOSITIVE POWER

                                  --------------------------------------------------------------------------
                                     10.     SHARED DISPOSITIVE POWER

                                             21,670,459
------------------------------------------------------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,670,459
------------------------------------------------------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                       [ ]
------------------------------------------------------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                46.0%
------------------------------------------------------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON
                OO(testamentary trust)
===========================================================================================================

                                 SCHEDULE 13D/A

ITEM 1                  SECURITY AND ISSUER

            This Amendment No. 2, which relates to the shares of common stock, $.001 par value per share (the "Common Stock"), of Women.com Networks, Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission on November 1, 1999 (the "Statement"), as amended by Amendment No. filed on April 11, 2000. The Issuer's principal executive offices are located at 1820 Gateway Drive, Suite 100, San Mateo, California 94404.

ITEM 2                  IDENTITY AND BACKGROUND

            (a) - (c) This Amendment No. 2 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

            Hearst, and its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

            Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

            CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

            Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Greenwich Plaza, Greenwich, Connecticut 06830.

            Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

            Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

            (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.

ITEM 4                  PURPOSE OF THE TRANSACTION

            Hearst Communications is continually reviewing its equity position in the Issuer and expects to continue to explore opportunities to acquire additional shares of the Issuer through privately negotiated transactions, open market purchases, purchases directly from the Issuer or otherwise. In transactions in April and May, 2000, Hearst Communications acquired 238,500 shares of Common Stock of the Issuer. Although there can be no assurance as to when or whether any further transactions might occur or the precise number of shares that may be acquired, Hearst Communications is currently considering acquiring up to an additional approximately 761,500 shares of Common Stock of the Issuer through one or more of the methods described above.

ITEM 5                  INTEREST IN SECURITIES OF THE ISSUER

            (a) - (b) As of May 31, 2000, the Reporting Persons own 21,670,459 shares of Common Stock of the Issuer (the "Securities"). Hearst Communications is the direct, beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, for purposes of this Statement: (i) Hearst Communications is reporting that it shares the power to direct the voting and disposition of the total of 21,670,459 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the voting and disposition of the 21,670,459 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 46.0% of the as adjusted shares of Common Stock outstanding.

            (c)(1) Since filing Amendment No. 1, Hearst Communications has made the following purchases of Common Stock of the Issuer pursuant to open market transactions:

  Date               Number of Shares        Price Per Share ($)          Cost ($)
  ----               ----------------        -------------------          --------
 4/27/00                     35,000               4.7500                  167,650.00
 4/27/00                      7,500               4.8750                   36,562.50
 4/27/00                     57,500               4.7500                  273,125.00
 4/28/00                      5,000               4.9375                   24,687.50
 5/1/00                       5,000               4.7500                   23,750.00
 5/1/00                       5,000               5.0000                   25,000.00
 5/1/00                       2,500               4.9375                   12,343.75
 5/2/00                      10,000               4.8125                   48,125.00
 5/9/00                       5,000               5.0000                   25,000.00
 5/10/00                     26,000               5.0000                  130,000.00


\

 5/15/00                      5,000               5.0000                   25,000.00
 5/18/00                     10,000               5.0000                   50,000.00
 5/19/00                     15,000               5.0000                   75,000.00
 5/22/00                     35,000               5.0000                  175,000.00
 5/23/00                     15,000               5.0000                   75,000.00
                            -------                                     ------------
TOTAL                       238,500                                     1,164,843.75
                            =======                                     ============

            (c)(2) Since filing Amendment No. 1, Hearst Communications satisfied its obligations under several outstanding subordinated convertible notes to deliver 336,962 shares of Common Stock of the Issuer owned by Hearst Communications to the holders of those notes upon the submission of those notes to Hearst Communications. The aggregate adjusted principal amount of the notes was $3,369,646.00. By their terms, the notes were deemed to have been converted into common stock of the Issuer at the time that the Issuer completed its initial public offering in October 1999. Hearst Communications received no proceeds from the conversion of the notes.

            (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

            (e)         Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Hearst Communications is the issuer of an outstanding subordinated convertible note in the adjusted principal amount of $1,310,417.95.By its terms, this note was converted into approximately 131,041 shares of Common Stock of the Issuer held by Hearst Communications at the time of the Issuer's initial public offering in October 1999. Hearst Communications is obligated to deliver the shares of Common Stock to the holder of the note promptly following its surrender to Hearst Communications.

            To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2000

                                              HEARST COMMUNICATIONS, INC.




                                              By:  /s/ Jodie W. King
                                                 --------------------------
                                                 Name: Jodie W. King
                                                 Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2000

                                             HEARST MAGAZINES PROPERTY, INC.




                                             By:  /s/ Jodie W. King
                                                --------------------------
                                                Name: Jodie W. King
                                                Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2000

                                             COMMUNICATIONS DATA SERVICES, INC.




                                             By:  /s/ Jodie W. King
                                                --------------------------
                                                Name: Jodie W. King
                                                Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2000

                                             HEARST HOLDINGS, INC.




                                             By:  /s/ Jodie W. King
                                                -------------------------
                                                Name: Jodie W. King
                                                Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2000

                                             THE HEARST CORPORATION




                                             By:  /s/ Jodie W. King
                                                -----------------------
                                                Name: Jodie W. King
                                                Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2000

                                             THE HEARST FAMILY TRUST




                                             By:  /s/ Richard E. Deems
                                                --------------------------
                                                Name: Richard E. Deems
                                                Title: Trustee

                                   SCHEDULE I

            Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Greenwich Plaza, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

                                                                 PRESENT OFFICE/PRINCIPAL
NAME                                                             OCCUPATION OR EMPLOYMENT
----                                                             ------------------------

Hearst Communications
---------------------
George R. Hearst, Jr.*                                           Chairman of the Board, Chairman of Executive Committee,
                                                                 Director

Frank A. Bennack, Jr.*                                           President, Chief Executive Officer, Director

                                                                 Executive Vice President, Chief Operating Officer,
Victor F. Ganzi*                                                 Director

James M. Asher                                                   Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                                             Director; President and Co-Chief Executive Officer: Hearst-
                                                                 Argyle Television, Inc.

Cathleen P. Black                                                Senior Vice President, President: Hearst Magazines Division,
                                                                 Director

Millicent H. Boudjakdji*                                         Director

John G. Conomikes*                                               Senior Vice President, Director

Richard E. Deems* (2)                                            Director

Ronald J. Doerfler                                               Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                                  Vice President, President: Hearst Magazines International
                                                                 Division

Austin Hearst (3)                                                Director; Vice President: Hearst Entertainment Distribution
                                                                 Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                                             Director

Randolph A. Hearst*                                              Director

William R. Hearst, III* (4)                                      Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                                 Vice President, Controller

George B. Irish                                                  Senior Vice President, President: Hearst Newspapers Division,
                                                                 Director

Raymond E. Joslin                                                Senior Vice President, President: Hearst Entertainment and
                                                                 Syndication Group Administrative Division, Director

Jodie W. King                                                    Vice President, Secretary

Harvey L. Lipton* (2)                                            Director

Richard P. Malloch                                               Vice President, President: Hearst Business Media Group
                                                                 Administrative Division

Terence G. Mansfield (5)(6)                                      Director, Vice President; Managing Director: The National
                                                                 Magazine Co., Ltd.

Gilbert C. Maurer* (2)                                           Director

Mark F. Miller*                                                  Vice President; Executive Vice President: Hearst Magazines
                                                                 Division, Director

Bruce L. Paisner (3)                                             Vice President, Executive Vice President: Hearst Entertainment and
                                                                  Syndication Group Administrative Division

Raymond J. Petersen*                                             Director, Executive Vice President: Hearst Magazines
                                                                 Division

Virginia Hearst Randt                                            Director

Debra Shriver                                                    Vice President

Alfred C. Sikes                                                  Vice President, President: Hearst Interactive Media Division

Jonathan E. Thackeray                                            Vice President



Hearst Magazines
-----------------

Frank A. Bennack, Jr.*                                           Director

Victor F. Ganzi*                                                 Director

George J. Green                                                  President, Treasurer; President: Hearst Magazines International
                                                                 Division, HearstCommunications, Inc.

Jodie W. King                                                    Vice President, Secretary

John A. Rohan, Jr.                                               Vice President

CDS
----
Donald F. Ross                                                   Chairman of the Board, Director

Scott Weis                                                       President

James M. Asher                                                   Vice President

Kenneth J. Barloon                                               Vice President, Controller, Chief Financial Officer

Cathleen P. Black                                                Director; President: Hearst Magazines Division, Hearst
                                                                 Communications, Inc.

Ronald J. Doerfler                                               Vice President

Chris Holt                                                       Vice President

Thomas J. Hughes                                                 Vice President

Jodie W. King                                                    Vice President, Secretary

Dennis Luther                                                    Vice President

Paul McCarthy                                                    Vice President

Mark F. Miller*                                                  Director, Vice President; Executive Vice President: Hearst
                                                                 Magazines Division, Hearst Communications, Inc.

Tim Plimmer                                                      Vice President

Lynn Reinicke                                                    Vice President

John A. Rohan, Jr.                                               Director, Treasurer


Hearst Holdings
---------------
George R. Hearst, Jr.*                                           Chairman of the Board, Chairman of Executive Committee,
                                                                 Director

Frank A. Bennack, Jr.*                                           President, Chief Executive Officer, Director

Victor F. Ganzi*                                                 Executive Vice President, Chief Operating Officer,
                                                                 Director

James M. Asher                                                   Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                                             Director; President and Co-Chief Executive Officer: Hearst-
                                                                 Argyle Television, Inc.

Cathleen P. Black                                                Senior Vice President, Director; President: Hearst Magazines
                                                                 Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                                         Director

John G. Conomikes*                                               Senior Vice President, Director

Richard E. Deems* (2)                                            Director

Ronald J. Doerfler                                               Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                                  Vice President; President: Hearst Magazines International
                                                                 Division, Hearst Communications, Inc.


Austin Hearst (3)                                                Director Vice President: Hearst Entertainment Distribution
                                                                 Division, Hearst Entertainment,Inc.

John R. Hearst, Jr.*                                             Director;


Randolph A. Hearst*                                              Director

William R. Hearst, III* (4)                                      Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                                 Vice President

George B. Irish                                                  Senior Vice President, Director; President: Hearst Newspapers
                                                                 Division, Hearst Communications, Inc.

Raymond E. Joslin                                                Senior Vice President, Director; President: Hearst
                                                                 Entertainment and Syndication Group Administrative
                                                                 Division, Hearst Communications, Inc.

Jodie W. King                                                    Vice President, Secretary

Harvey L. Lipton* (2)                                            Director


Richard P. Malloch                                               Vice President; President: Hearst Business Media Group
                                                                 Administrative Division, Hearst Communications, Inc.



Terence G. Mansfield (5)(6)                                      Director, Vice President; Managing Director: The National
                                                                 Magazine Co., Ltd.

Gilbert C. Maurer* (2)                                           Director

Mark F. Miller*                                                  Director, Vice President; Executive Vice President: Hearst
                                                                 Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                                             Vice President; Executive Vice President: Hearst
                                                                 Entertainment and Syndication Group
                                                                 Administrative Division, Hearst Communications, Inc.

Raymond J. Petersen*                                             Director; Executive Vice President: Hearst Magazines
                                                                 Division, Hearst Communications, Inc.

Virginia Hearst Randt                                            Director

Debra Shriver                                                    Vice President

Alfred C. Sikes                                                  Vice President; President: Hearst Interactive Media Division,
                                                                 Hearst Communications, Inc.

Jonathan E. Thackeray                                            Vice President


Hearst
------

George R. Hearst, Jr.*                                           Chairman of the Board, Chairman of Executive Committee,
                                                                 Director

Frank A. Bennack, Jr.*                                           President, Chief Executive Officer, Director

Victor F. Ganzi*                                                 Executive Vice President, Chief Operating Officer,
                                                                 Director

James M. Asher                                                   Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                                             Director; President and Co-Chief Executive Officer: Hearst-
                                                                 Argyle Television, Inc.

Cathleen P. Black                                                Senior Vice President, Director; President: Hearst Magazines
                                                                 Division, Hearst Communications, Inc.


Millicent H. Boudjakdji*                                         Director



John G. Conomikes*                                               Senior Vice President, Director

Richard E. Deems* (2)                                            Director

Ronald J. Doerfler                                               Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                                  Vice President; President: Hearst Magazines International
                                                                 Division, Hearst Communications, Inc.


Austin Hearst (3)                                                Director; Vice President: Hearst Entertainment Distribution
                                                                 Division, Hearst Entertainment, Inc.



John R. Hearst, Jr.*                                             Director


Randolph A. Hearst*                                              Director

William R. Hearst, III* (4)                                      Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                                 Vice President

George B. Irish                                                  Senior Vice President, Director; President: Hearst Newspapers
                                                                 Division, Hearst Communications, Inc.

Raymond E. Joslin                                                Senior Vice President, Director; President: Hearst
                                                                 Entertainment and Syndication Group
                                                                 Administrative Division, Hearst Communications, Inc.



Jodie W. King                                                    Vice President, Secretary

Harvey L. Lipton* (2)                                            Director

Richard P. Malloch                                               Vice President; President: Hearst Business Media Group
                                                                 Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                                      Director, Vice President; Managing Director: The National
                                                                 Magazine Co., Ltd.

Gilbert C. Maurer* (2)                                           Director

Mark F. Miller*                                                  Director, Vice President; Executive Vice President: Hearst
                                                                 Magazines Division, Hearst Communications, Inc.


Bruce L. Paisner (3)                                             Vice President; Executive Vice President: Hearst
                                                                 Entertainment and Syndication Group Administrative
                                                                 Division, Hearst Communications, Inc.

Raymond J. Petersen*                                             Director; Executive Vice President: Hearst Magazines
        `                                                        Division, Hearst Communications, Inc.

Virginia Hearst Randt                                            Director

Debra Shriver                                                    Vice President

Alfred C. Sikes                                                  Vice President; President: Hearst Interactive Media Division,
                                                                 Hearst Communications, Inc.

Jonathan E. Thackeray                                            Vice President


----------------------------------
(1)         888 Seventh Avenue
            New York, NY 10106

(2)         Self-employed, non-employed or retired

(3)         235 E. 45th Street
            New York, NY 10017

(4)         2750 Sand Hill Road
            Menlo Park, CA 94025

(5)         U.K. Citizen

(6)         National Magazine House
            72 Broadwick Street
            London, England NIV 2BP